EXHIBIT 15

PROPERTY LOCATIONS MAPS

MAP 1 - TUMI RESOURCES MEXICAN PROJECTS

MAP 2 - GEOLOGICAL PROVINCES OF SWEDEN

MAP 3 - MINERAL APPLICATIONS BERGSLAGEN DISTRICT, SWEDEN

MAP 1 - TUMI RESOURCES MEXICAN PROJECTS


TUMI RESOURCES
MEXICAN PROJECTS
N
San Manuel
Los Tamales
Agua Caliente
Batamote
Hermosillo
Mazatan
El Colorado
Chihuahua
Monterrey
Durango
Mazatlan
Zacatecas
San Luis Potosi
La Trini
Guanajuato
Puerta Vallarta
Guadalajara
Mexico City
Northern Edge of
Neovolcanic Belt
0
500
1000 km

MAP 2. - GEOLOGICAL PROVINCES OF SWEDEN


N
Skellefteå
Falun
Hällefors
Sala
Stockholm
Phanerozoic Cover
Caledonides
Sveconorwegian Orogen
Bergslagen District
Svecokarelian Orogen
Tumi Resources Limited
Geological Provinces
of Sweden

MAP 3 - MINERAL APPLICATIONS BERGSLAGEN DISTRICT, SWEDEN


N
Gråsala
Svärdsjö
Krusbo
Falun
Kalvbäcken
Skålbo
Lövåsens
Tomtebo
Forsbo
Öster Silvberg
Garpenberg
Vitburn
Stollbergsgruvan
Jugansbo
Sala 4
Sala 2
Sala 1,3,5
Hällefors
Kobergs
Hornkullen
0 20 40
kilometres
GRANITE, PEGMATITE, GNEISS
MAFIC INTRUSIONS
SEDIMENTS
FELSIC TO MAFIC VOLCANICS
MAJOR PAST OR PRESENT PRODUCER (OTHER COMPANY)
Tumi Resources Limited
Mineral Applications
Bergslagen District, Sweden